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                                                                  EXHIBIT 12.1


   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (IN THOUSANDS, EXCEPT RATIO DATA)

                                  SIX MONTHS
                                     ENDED                                     FISCAL YEARS ENDED
                                    JUNE 30,                                        DECEMBER 31,
                                      2003           2002          2001         2000          1999         1998
Income (loss) before provision
(benefit) for taxes on income      $(15,767)      $(29,883)     $(23,485)    $(11,883)      $(4,964)     $(3,578)

Add - Fixed charges                      33             70            60           43            29           17
                                   --------       --------      --------     --------       -------      -------

Income before taxes and fixed
charges (net of capitalized
interest)                           (15,734)       (29,813)      (23,425)     (11,840)       (4,935)      (3,507)

Fixed charges:
Interest                                  -              -             -            -             -            -
Amortization of debt issuance
costs                                     -              -             -            -             -            -
Capitalized interest                      -              -             -            -             -            -
Estimated interest component of
rental expense                           33             70            60           43            29           17
                                   --------       --------      --------     --------       -------      -------
Total                                    33             70            60           43            29           17
Ratio of earnings before taxes
and fixed charges, to fixed
charges                                  (1)            (1)           (1)       (1)(2)        (1)(2)       (1)(2)
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(1) During each of these periods, our earnings were less than our fixed charges.
The amount of such deficiency was approximately $15.8 million for the six months ended June 30, 2003, and $29.9 million, $23.5 million, $11.9 million, $5.0 million and $3.6 million for fiscal years 2002, 2001, 2000, 1999 and 1998, respectively.

(2) During each of these periods, our earnings were less than our combined fixed charges and preferred dividends. The amount of such deficiency was approximately
$11.9 million, $5.0 million and $3.6 million for fiscal years 2000, 1999 and 1998, as dividends were at the discretion of the board of directors none of which were declared.